UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

NOBLE VICI GROUP, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
65511R204
(CUSIP Number)
C/O Noble Vici Group, Inc. 1 Raffles Place, #33-02 One Raffles Place Tower One Singapore 048616 + 65 6491 7998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65511R204
1. Names of Reporting Persons.
LEOW YOON LIANG

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds: PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: SINGAPORE

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power;
15,000,000

8. Shared Voting Power
11,213,141

9. Sole Dispositive Power
15,000,000

10. Shared Dispositive Power
11,213,141

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 26,213,141

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11): 12.4%

14. Type of Reporting Person: IN

2

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Common Stock”), of Noble Vici Group, Inc., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at 1 Raffles Place, #33-02, One Raffles Place Tower One, Singapore 048616.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Leow Yoon Liang (the “Reporting Person”).

(b) The address of the principal business of the Reporting Person is 45 Ubi Crescent Singapore 408590.

(c) The Reporting Person is the sole director and shareholder of Venvici Partners Limited (“VPL”). VPL owns 11,213,141 of the Common Stock of the Company.

(c) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(e) Mr. Leow is a citizen of Singapore.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person is appointed to replace Venvici Partners Limited as trustee and nominee to hold, administer and distribute 15,000,000 shares of the Issuer’s common stock on behalf of certain sales team members of the Issuer on June 2, 2020, in which the sales team members are beneficial owners of these securities. The issuance of these securities was disclosed in Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2019.

Item 4.  Purpose of Transaction

The Reporting Person is appointed to replace Venvici Partners Limited as trustee and nominee to hold, administer and distribute 15,000,000 shares of the Issuer’s common stock on behalf of certain sales team members of the Issuer on June 2, 2020, in which the sales team members are beneficial owners of these securities. The issuance of these securities was disclosed in Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2019.

Additional Disclosure

Except as set forth above in this statement, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

3

Item 5.  Interest in Securities of the Issuer

(a)      The percentages used herein are calculated based upon 210,804,160 shares of the Common Stock outstanding as of June 2, 2020.

(b)      VPL is the direct owner of 11,213,141 shares of Common Stock (the “VPL Shares”) representing approximately 5.3% of the outstanding shares of Common Stock and has the sole power to vote or to direct the vote and to dispose or direct the disposition of the VPL Shares. Mr Leow is the direct owner of 15,000,000 shares of Common Stock (the “Shares”) representing approximately 7.1% of the outstanding shares of Common Stock and has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares. Mr. Leow is the sole shareholder, executive officer and director of VPL and is deemed to have beneficial ownership of the VPL Shares. Mr. Leow has shared power to vote or to direct the vote and to dispose or to direct the disposition of the VPL Shares.

(c)      The Reporting Persons did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth in Item 4 hereinabove is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

 None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2020

By: /s/ Yoon Liang Leow
Yoon Liang Leow

4